                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------


                                    FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED], FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ____________ to _____________

                         COMMISSION FILE NUMBER 0-14120

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      ADVANTA CORP. EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                  ADVANTA CORP.
                             WELSH AND MCKEAN ROADS
                                  P.O. BOX 844
                           SPRING HOUSE, PA 19477-0844

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                       Advanta Corp.
                                       Employee Savings Plan


Dated: July 15, 2002                   By: /s/ Philip M. Browne
                                           -------------------------------------
                                           Philip M. Browne
                                           Member of the Committee Administering
                                           the Plan

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


INDEPENDENT AUDITORS' REPORTS                                                  4

FINANCIAL STATEMENTS:

  Statements of Assets Available for Benefits
  as of December 31, 2001 and 2000                                             7

  Statement of Changes in Assets Available for Benefits
  for the Year Ended December 31, 2001                                         8

  Notes to Financial Statements                                                9

SCHEDULE:

 I   -  Schedule of Assets Held for Investment Purposes as of
         December 31, 2001                                                    14

                          INDEPENDENT AUDITORS' REPORT


The Advanta Corp. Employee Savings Plan
Administrative Committee:


We have audited the accompanying statement of assets available for benefits of Advanta Corp. Employee Savings Plan as of December 31, 2001, and the related statement of changes in assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2001, and the changes in its assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                           /s/ KPMG LLP
Philadelphia, Pennsylvania
July 15, 2002

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Advanta Corp. Employee Savings Plan
Compensation Committee:


We have audited the accompanying statements of assets available for benefits of Advanta Corp. Employee Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         /s/ Arthur Andersen LLP
Philadelphia, PA
June 27, 2001



The report above is a copy of a previous report and has not been reissued by Arthur Andersen LLP.

     RISK RELATING TO THE LACK OF AN UPDATED CONSENT OF ARTHUR ANDERSEN LLP

The statement of assets available for benefits of Advanta Corp. Employee Savings Plan as of December 31, 2000 included in this Report on Form 11-K was audited by Arthur Andersen LLP. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to the inclusion of their report in this Report on Form 11-K, and we have dispensed with the requirement to file their consent in reliance on Rule 437a promulgated under the Securities Act. Because Arthur Andersen has not consented to the inclusion of its report in this Report on Form 11-K, your ability to assert claims against Arthur Andersen may be limited. In particular, because of this lack of consent, you will not be able to sue Arthur Andersen under Section 11(a)(4) of the Securities Act for any untrue statements of a material fact contained in, or an omission to state a material fact required to be stated in, the financial statements audited by Arthur Andersen LLP that are included in this Report on Form 11-K and incorporated by reference into Registration Statements on Form S-8 (File Nos. 33-10790, 33-47308, 33-50209 and 333-01681).

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS



                                               DECEMBER 31,
                                               ------------
                                         2001             2000
                                         ----             ----
ASSETS

Cash                                  $     8,206      $         0

Investments (Note 8)                   28,453,911       43,699,220

Employer Contribution Receivable          576,063        1,566,536

Participant Loans Receivable
  (Note 4)                                553,504        1,418,478
                                      -----------      -----------
TOTAL ASSETS AVAILABLE FOR
  BENEFITS                            $29,591,684      $46,684,234
                                      ===========      ===========



The accompanying notes are an integral part of these statements.

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

              STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2001


INCREASES:

Interest and Dividend Income                       $  1,161,986
Employee Contributions                                2,555,411
Employer Contributions                                1,289,888
                                                   ------------
Total Increases                                       5,007,285

DECREASES:
Mortgage Transaction (Note 10)                      (10,223,839)
Distributions to Participants                        (8,859,540)
Net Decrease in Fair Market
 Value of Investments                                (3,016,456)
                                                   ------------

Total Decreases                                     (22,099,835)
                                                   ------------

NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS       (17,092,550)

ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                  46,684,234
                                                   ------------

ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                      $ 29,591,684
                                                   ============

The accompanying notes are an integral part of these statements.

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

(1) DESCRIPTION OF PLAN:

The Advanta Corp. Employee Savings Plan (the "Plan"), as amended, was adopted effective July 1, 1983 and is a defined contribution plan available to all employees of Advanta Corp. ("Advanta") and certain of its subsidiaries and affiliates who have reached age 21 with one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan as of December 31, 2001 provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Participants may elect to defer a portion of their compensation before certain taxes are deducted. Advanta may elect to limit the maximum percentage a participant may contribute to the extent it determines that such limitation is necessary in order to comply with the rules for plan qualification under Sections 401(a) and (k) of the Internal Revenue Code. An eligible participant may elect to contribute up to 15% of their salary subject to the limits under
Section 401 of the Internal Revenue Code. Advanta also makes matching contributions to the Plan, a portion of which is made on a per pay period basis, and the balance of which is made as of the end of the Plan year. Such employer contributions are equal to 50% of each employee's contributions up to 5% of the employee's compensation contributed to the Plan (so that the initial maximum matching contribution by Advanta would be 2.5% of the employee's compensation), subject to certain limitations on matching contributions to highly compensated employees under applicable provisions of the Internal Revenue Code. Advanta may make an additional matching contribution for the benefit of participants who are employed as of the last day of the Plan year. Total employer contributions in 2001 were 100% of the first 5% of employees' compensation contributed to the Plan.

The Plan is subject to certain non-discrimination standards under Section 401(k) of the Internal Revenue Code. In order to comply with these standards, certain participants who are "highly compensated employees" (as defined in the Internal Revenue Code) may have a portion of their contributions refunded to them after the end of the Plan year or their contributions may be limited during the year. Further, the Plan also permits Advanta to make Qualified Non-Elective Contributions.

Because contributions made under Section 401 can not be included in the income of participants when made, they are fully taxable when distributed unless rolled over into another qualified plan or Individual Retirement Account (IRA). Participants are fully vested as to employer and employee contribution accounts at all times.

The Plan participants may invest their contributions in the following managed investment funds and in shares of Advanta's Class B Common Stock.

- T. Rowe Price Stable Value Common Trust Fund: This fund invests primarily in insurance contracts with a portion of the fund's assets in synthetic investment contracts.

- Western Asset Core Portfolio: This fund invests in a portfolio of fixed income securities with a duration of generally 4-6 years. Investments include U.S. Government obligations, mortgage- and other asset-backed securities, and U.S. dollar-denominated obligations of foreign governments and non-governmental domestic or foreign issuers.

- Dodge & Cox Balanced Fund: This fund offers the benefit of asset allocation and invests in a diversified portfolio of common stocks, preferred stocks and bonds.

- Vanguard 500 Index Fund: This fund seeks to match the performance of a benchmark index that measures the investment return of large-capitalization stocks.

- Dodge & Cox Stock Fund: This fund invests primarily in a broadly diversified portfolio of common stocks, investing in companies that appear to be temporarily undervalued by the stock market, but have a favorable outlook for long-term growth.

- Vanguard International Growth Fund: This fund invests primarily in the stocks of seasoned companies located outside the United States with above average growth potential.

- John Hancock Small Cap Growth Fund: This fund invests primarily in stocks of U.S. emerging growth companies with market capitalizations of no more than $1 billion.

- Putnam New Opportunities Fund: This fund invests mainly in U.S. common stocks, with a focus on growth stocks in sectors of the economy with high growth potential.

The Plan invests funds related to pending trades in a short-term money market fund.

While it is Advanta's intention to continue the Plan in operation indefinitely, any termination of the Plan or discontinuance of contributions will not result in the use or diversion of Plan assets for any purposes other than the exclusive benefit of Plan participants and their beneficiaries.

(2) BASIS OF ACCOUNTING:

The accompanying financial statements have been prepared using the accrual basis of accounting.

(3) USE OF ESTIMATES:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates.

(4) PARTICIPANT LOANS:

As provided for in the Plan document, loans are available to participants under certain specified conditions. The principal amount of a Plan loan to a participant may not exceed the lesser of $50,000 (reduced by the maximum amount of any Plan loans outstanding anytime during the preceding year) or 50% of a participant's accrued equity in the Plan. Plan loans are generally limited to a term of five years (or, in the case of a loan used to finance the acquisition of a principal residence, fifteen years) and bear an interest rate charged by commercial lenders for a comparable loan on the date the loan request is approved. Plan loans are collateralized by the participant's accrued benefit in the Plan.

(5) PARTICIPANT ACCOUNTS:

Plan participants may invest their contributions and employer contributions in one or more of the investment options described in Note 1. Wilmington Trust Company is the Trustee of the Plan.

Investment gains and losses in each of the funds described above are allocated to the participants in the ratio of each participant's account balance (including employee contributions and employer matching contributions) to the total account balance in each fund.

(6) ADMINISTRATIVE EXPENSES:

All administrative expenses of the Plan and other fees incident to the management of the Plan are paid for by Advanta, except for brokerage commissions, investment advisory fees and transfer taxes, if any.

(7) DISTRIBUTIONS TO PARTICIPANTS:

There were no distributions payable as of year-end 2001 or 2000.

(8) INVESTMENTS:

The carrying values of individual investments that represent more than 5% of the Plan's net assets were as follows:

                                                        2001             2000
                                                    -----------      -----------
T. Rowe Price Stable Value Common Trust Fund        $ 3,318,746      $ 5,083,138
Dodge & Cox Balanced Fund                             3,503,308        4,537,908
Vanguard 500 Index Fund                               8,500,260       13,257,467
Dodge & Cox Stock Fund                                4,434,614        5,603,849
Vanguard International Growth Fund                    1,677,811        2,934,103
John Hancock Small Cap Growth Fund                    1,584,055        2,650,672
Putnam New Opportunities Fund                         2,875,808        6,174,855
Advanta Corp. Class B Common Stock                    1,770,586        2,569,907

All investments are stated at market value on the statement of assets, except the T. Rowe Price Stable Value Common Trust Fund (the "Stable Value Fund"), which is stated at contract value due to the benefit responsive nature of the contracts. The Stable Value Fund's audited financial statements state that "Generally, the fair value approximates contract value. If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with contract terms, fair value may be less than contract value." The average yield and crediting interest rate for the Stable Value Fund for the year ended December 31, 2001 was 6.03%. Market value for the investments, other than the Stable Value Fund, is based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis.

The net increase (decrease) in fair market value of investments, including gains and losses on investments bought and sold, as well as held during the year, was as follows for the year ended December 31, 2001:

Western Asset Core Portfolio            $    16,193
Dodge & Cox Balanced Fund                   102,097
Vanguard 500 Index Fund                  (1,808,679)
Dodge & Cox Stock Fund                      146,312
Vanguard International Growth Fund         (541,337)
John Hancock Small Cap Growth Fund         (420,537)
Putnam New Opportunities Fund            (1,838,571)
Advanta Corp. Class A Common Stock           59,299
Advanta Corp. Class B Common Stock        1,268,767
                                        -----------
Total                                   $(3,016,456)
                                        ===========

(9) FEDERAL INCOME TAXES:

The Internal Revenue Service issued a determination letter dated December 30, 1994 stating that the Plan was designed in accordance with applicable Internal Revenue Code requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt for the year ended December 31, 2001.

(10) MORTGAGE TRANSACTION:

Effective February 28, 2001, Advanta completed the exit of its mortgage business, Advanta Mortgage, through a purchase and sale agreement with Chase Manhattan Mortgage Corporation as buyer (the "Mortgage Transaction"). In connection with the Mortgage Transaction, certain employees of Advanta became employees of Chase Manhattan Mortgage Corporation. As a result of the Mortgage Transaction, the Plan transferred assets of $10,223,839 to Chase Manhattan Mortgage Corporation's defined contribution plan.

                                                                      SCHEDULE I

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN
                                 EIN 23-1462070

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2001


                                                                MARKET
                                                 COST            VALUE
                                                 ----            -----
Cash                                         $     8,206      $     8,206
T. Rowe Price Stable Value Fund:
  Market value per share $1.00                 3,318,746        3,318,746
Western Asset Core Portfolio:
  Market value per share $11.16                  681,433          686,648
Dodge & Cox Balanced Fund:
  Market value per share $65.42                3,552,885        3,503,308
Vanguard 500 Index Fund:
  Market value per share $105.89               8,833,495        8,500,260
Dodge & Cox Stock Fund:
  Market value per share $100.51               4,329,726        4,434,614
Vanguard International Growth Fund:
  Market value per share $15.01                2,133,829        1,677,811
John Hancock Small Cap Growth Fund:
  Market value per share $9.94                 2,095,677        1,584,055
Putnam New Opportunities Fund:
  Market value per share $40.98                4,350,107        2,875,808
Advanta Corp. Common Stock*
  Class A: Market value $9.94 per share           80,493          102,075
Advanta Corp. Common Stock*
  Class B: Market value $9.10 per share        2,851,675        1,770,586
Participant Loans Receivable,
  bearing interest from 6.0% to 10.5%            553,504          553,504
                                             -----------      -----------
                                             $32,789,776      $29,015,621
                                             ===========      ===========

* Party-in-interest to the Plan

                                  EXHIBIT INDEX


EXHIBIT NO.       DOCUMENT
-----------       --------
23.1              Consent of KPMG LLP

23.2*             Consent of Arthur Andersen LLP


*Omitted pursuant to Rule 437a under the Securities Act.